EXHIBIT 99.1

Colliers International Becomes an Independent Public Company

Colliers Strategically Positioned as a Leading Global, Publicly Traded Commercial Real Estate Firm Operating in 67 Countries

TORONTO and SEATTLE, June 1, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (Nasdaq:CIGI) (TSX:CIG) and FirstService Corporation (Nasdaq:FSV) and (TSX:FSV) today announced the completion of their separation into two independent, publicly traded companies – Colliers International Group Inc. ("Colliers") and new FirstService Corporation ("FirstService"). Colliers's shares are expected to begin trading on The NASDAQ Stock Market ("NASDAQ") under symbol CIGI and the Toronto Stock Exchange ("TSX") under symbol CIG on June 2, 2015. The spin-off establishes Colliers' place as one of the leading publicly traded commercial real estate firms in the world.

"The spin-off is a critical and very carefully considered part of our growth strategy that will strengthen our visibility among investors and clients and further accelerate Colliers' evolution in key markets and service areas around the world," said Jay Hennick, Executive Chairman and largest shareholder of Colliers. "Colliers thrived as part of FirstService; its revenues grew from approximately $200 million in 2004 to $1.6 billion in 2014, thanks to an exceptional management team, soundly executed growth strategy, and a disciplined approach to creating shareholder value. The added visibility and flexibility that comes with the spin-off will only further enhance Colliers' reputation as one of the leading advisors to clients across a broad spectrum of property types and services in commercial real estate the world over," he added.

The move gives Colliers more flexibility to pursue a broader variety of growth opportunities including acquisitions and service-line diversification -- all with a view to enhancing global client service and shareholder value. One of the fastest growing commercial real estate firms over the past decade, Colliers will now also have a focused capital structure with significant inside ownership, making it a powerful "pure play" in global commercial real estate services that can be easily understood, evaluated, and compared to its competitors by the capital markets.

"Our mission has been to establish Colliers as the global firm that best serves the needs of today's real estate clients," said Doug Frye, Global President and Chief Executive Officer of Colliers. "To successfully support the next phase of this mission, we will continue to grow our global platform in professional services and seek out opportunities to diversify our revenue streams while advancing our track record of exceptional service. Consolidation is a reality of the commercial real estate industry, and Colliers will continue to stand out as a trailblazer, building on its proven record of growth, strong balance sheet and focus on building an enterprising and dynamic global commercial real estate services organization to benefit clients, professional advisors, and shareholders over the long-term," he added.

"With ample liquidity, modest leverage, and a newly established $525 million, five year, revolving credit facility, Colliers has the financial wherewithal to support continued investment in its balanced growth strategy focused on internal growth, targeted recruiting of top professionals, and prudent acquisitions as we have done so often in the past," said John Friedrichsen, CFO of Colliers. "With our spin-off complete, we can now focus our efforts on executing our growth strategy and with the support of our experienced board of directors, ensuring Colliers operates at the very highest of standards expected of publicly traded companies," he added.

Shareholders will benefit from the strong insider ownership and continuity of management to which they're accustomed; largest shareholder Jay Hennick continues his leadership role as Executive Chairman, while John Friedrichsen, serves as Chief Financial Officer and Elias Mulamoottil will serve as Global Head of Mergers and Acquisitions. Doug Frye, Global President and Chief Executive Officer of Colliers International, will retain the role he has for 13 years with Dylan Taylor, Chief Operating Officer, overseeing the executive team in charge of operations of Colliers.

Plan of Arrangement

On April 21, 2015, shareholders of FirstService voted overwhelmingly in favour of the transaction and, on May 28, 2015, the Ontario Superior Court of Justice (Commercial List) approved the transaction.

Under the terms of the arrangement: (i) each holder of Subordinate Voting Shares of the former FirstService will continue to hold one Subordinate Voting Share of Colliers (which will continue to be represented by former FirstService share certificates, until replaced against transfer) and will receive one Subordinate Voting Share of New FirstService for every Subordinate Voting Share of the former FirstService held at the close of business on May 29, 2015; and (ii) each holder of Multiple Voting Shares of the former FirstService will continue to hold one Multiple Voting Share of Colliers (which will continue to be represented by former FirstService share certificates, until replaced against transfer) and will receive one Multiple Voting Share of new FirstService for every Multiple Voting Share of the former FirstService held at the close of business on May 29, 2015.

The last day of "if, as and when issued" trading for New FirstService, ex-distribution trading for Colliers and "due bill" trading for former FirstService is expected to be June 1, 2015. New FirstService Subordinate Voting Shares and Colliers Subordinate Voting Shares are anticipated to begin regular trading on the TSX and NASDAQ at the commencement of trading on June 2, 2015. The new FirstService Subordinate Voting Shares will trade under the symbol FSV on both the TSX and NASDAQ while the Colliers Subordinate Voting Shares will trade under the symbol CIG on the TSX and the symbol CIGI on NASDAQ.

About Colliers International Group Inc.

Colliers International Group Inc. (Nasdaq:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant insider ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers International has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers International, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Advisory Regarding Forward-Looking Information

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time. The forward-looking information in this press release includes, but is not limited to, statements with respect to: the expected future attributes of Colliers.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of Colliers to control or predict. The actual results, performance or achievements of Colliers could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: the operations and financial condition of Colliers as a separately traded public company; business cycles, including general economic conditions in the countries in which Colliers operates, which will, among other things, impact demand for services and the cost of providing services; the ability of Colliers to implement its business strategy, including its ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in Old FirstService's Annual Information Form for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the arrangement transaction, Colliers and New FirstService are further described in the Management Information Circular of Old FirstService dated March 16, 2015. Other factors, risks and uncertainties not presently known to Colliers or that Colliers currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Colliers disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: Margaret Meluzio
         Havas PR
         Phone: 646-510-6578
         Margaret.Meluzio@havasww.com